FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

November 19, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX Resource reports 822 feet of 0.0466% MoS(2)  at Alaska Molybdenum Project

MAX Resource Corp (TSX.V: MXR; OTC BB: MXROF) has received assays from the final two diamond drill holes on the Gold Hill Molybdenum Property in Alaska.  Drill hole DH-07-05 returned 0.0466% MoS(2) over a core length of 822 feet, which included a higher grade intercept of 352 feet of .0706% MoS(2).

Drill hole DH-07-05 was an angled drill hole designed to test across the mineralization that was intersected in drill holes 02 and 03 and reported in press releases dated October 17, 2007. The drill hole did not cut the entire interval and mineralization was visibly increasing at the bottom of the drill hole as it neared the projection of the main zone. This hole will be continued next drill season. Anomalous and dispersed values in copper were also reported. Copper mineralization occurs in core as chalcopyrite. These intervals are located at various depths throughout the drill hole (see table below).

Drill Hole DH-07-04 was a vertical hole. This hole reports good molybdenum values over the entire core length of 1000 feet, which included a 250 foot interval of 0.0603% MoS(2).  This hole also reported better copper values.  This is a typical zoning pattern usually found in many porphyry style systems.

Drill Hole

Depth (feet)

Interval (feet)

Mineralization

Molybdenum Results

DH-07-05

15-837

822 feet

0.0466% MoS(2) (0.0279% Mo)

15-465

450 feet

0.0284% MoS(2) (0.0170% Mo)

485-837

352 feet

0.0706% MoS(2) (0.0423% Mo)

Includes

560-630

70 feet

0.0855% MoS(2) (0.0512% Mo)

780-837

57 feet

0.0912% MoS(2) (0.0546% Mo)

Copper Results Pending

Molybdenum Results

DH 07-04

  0-1000

1000 feet

0.0408% MoS(2) (0.0244% Mo)

Including

450-700

250 feet

0.0603% MoS(2) (0.0362% Mo)

Including

900-1000

100 feet

0.0533% MoS(2) (0.0334% Mo)

Copper Results

0-1000

1000 feet

0.0416 % Cu

including

0-200

  200 feet

0.0809% Cu

Mr. Clancy Wendt, P.Geo., VP Exploration for MAX states, “We now have all the results from the drill program at Gold Hill. We have begun to assess the data and to plan our drill program for next year at Gold Hill.    We have four holes carrying strong molybdenum mineralization over long widths and often ending in mineralization.  The results from Hole DH0-07-05, combined with those from Hole DH-07-03 (0.058% MoS(2) over 1,000 feet) and DH-07-01, which intersected 0.048% MoS(2) over the entire core length of 965 feet and ended in molybdenum mineralization, continue to indicate that a molybdenum porphyry system is present at Gold Hill."   A drill hole map will be available on our web site shortly.

These results are the final assays to be reported from a recently completed five hole drill program. The drill campaign was designed to test a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering a 700m by 800m area.  Mineralization has also been found to the east of this anomaly in sediments. It opens up the potential for a skarn type system that is to be tested next spring. This anomalous area was identified from historic work and assay results carried out by the New Alaskan Syndicate (Cities Services Minerals and Dome Mines) in the 1970s.

* QA / QC (Quality Control and Quality Assurance) QP (Qualified Person)

About Molybdenum

From: International Molybdenum Association, www.moly.imoa.info

Molybdenum has been found in various minerals.  Only molybdenite (MoS(2)) is suitable for the industrial production of marketable molybdenum products.

Viable Grades and Mining Techniques:

•

The Mo content of viable ore bodies ranges between 0.01 and 0.25%.

•

Open pit, bulk mine-able.

•

Underground block caving.

Molybdenum (or moly) is utilized by the steel industry primarily as an alloying agent. Molybdenum enhances steel strength, corrosion resistance and high-temperature characteristics and is a necessary component in the production of most high-quality stainless and strength-enhanced steels.

About Gold Hill

The Gold Hill property comprises 8,520 acres located approximately 212 miles north, northeast of Anchorage, Alaska and is accessible to within five miles of the property by the all-weather unpaved Denali Highway (State Highway 8).

The Claims were explored for base metals during the early 1970’s by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd).  Numerous holes were drilled over the then 4,960 acre property. The drill holes tested various soil anomalies on the southwest side of Gold Hill where significant molybdenum mineralization was first intersected.  Hole DDH 77-2, intersected a quartz-molybdenum (with minor copper) zone grading 0.048% MoS(2) from surface to 536 feet with a higher grade interval from 350-500 (150 feet) of 0.094% MoS(2).  This area has never seen modern exploration techniques applied.  The immediate area contains a significant magnetic anomaly that coincides with the known mineralization. Previous drilling never tested this magnetic feature nor the surrounding sedimentary rocks. This area is best described as having strong skarn and silicification development and coincident mineralization. This area was the primary target of the recent exploration program.  For more information on the Gold Hill project, please visit our web site at www.maxresource.com.

A National Instrument 43-101 Geological Report was completed on the Gold Hill project in July 2004 and can be viewed on SEDAR or at www.maxresource.com.

About MAX Resource Corp.

MAX Resource is a Canadian based exploration company with a diversified portfolio of mineral holdings in western Canada and the Western United States.  Our properties include Uranium projects in the south west US and northern Canada, Gold in Nevada and Molybdenum in Alaska and Nevada.  The diversified nature of our property holdings exposes us to the unprecedented global demand for natural resources in today's market place. We want to become one of the most successful exploration companies in the mineral business.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communications

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com  www.maxresource.com

* QA / QC (Quality Control and Quality Assurance): Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist. It was logged for rock type, alteration, structure, and recorded with detailed descriptions. Core was split using a hydraulic core splitter and one-half was sent to the Alaska Assay Laboratories. The other half is kept at MAX’s core storage facility in Anchorage.  Drill holes were sampled at five foot sample intervals. Samples were delivered in sealed bags to the Alaska Assay Labs facility in Fairbanks, Alaska for sample preparation. Alaska Labs is using a 2 acid digestion and a 30 Element AES ICP Scan.

Sample Preparation quality control at Alaska Assay Labs includes strict chain of custody documentation, careful logging of samples documentation, careful cleaning of all equipment documentation, and careful monitoring of crush and grind particle size documentation, and careful protocol documentation following ISO9002/17025 guidelines.

* QP (Qualified Person): Max’s exploration program was supervised by Clancy J. Wendt, P.Geo., who is a qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this news release.

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   December 3, 2007

By:      /s/ Stuart Rogers

Stuart Rogers

Director